JOSHUA GOLD RESOURCES INC.

35 PERRY STREET

WOODSTOCK, ONTARIO  N4S 3C4

August 1, 2018

John Reynolds, Assistant Director

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Washington D.C.  20549

Re:

Registration Statement on Form S-1 of Joshua Gold Resources Inc., a Nevada

corporation (the “Company”)

Commission File No. 333-226315

Dear Mr. Reynolds:

The Company respectfully requests acceleration of effectiveness of the above-referenced Registration Statement to 5:00 p.m. on Friday, August 10, 2018, or as soon as practicable thereafter.

Thank you very much.

JOSHUA GOLD RESOURCES INC., a

Nevada corporation

/s/ Benedetto Fuschino

By Benedetto Fuschino

President and Chief Executive Officer